SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32960; File No. 812-14821

Guggenheim Credit Income Fund, <u>et al.</u>; Notice of Application

January 3, 2018

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain business development companies ("BDC") and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment funds.

<u>Applicants</u>: Guggenheim Credit Income Fund (the "Fund") (f/k/a Carey Credit Income Fund); Guggenheim Partners Investment Management, LLC ("Guggenheim"); Guggenheim Funds Distributors, LLC, Guggenheim Funds Investment Advisors, LLC, Security Investors, LLC (collectively, together with Guggenheim, the "Existing Guggenheim Advisers"); Guggenheim European Credit Fund, Guggenheim Private Debt Fund Note Issuer, LLC, Guggenheim Private Debt Fund, LLC, Guggenheim Private Debt Fund, Ltd., Guggenheim Private Debt Master Fund, LLC, Guggenheim Private Debt Fund Note Issuer 2.0, LLC, Guggenheim Private Debt Fund 2.0, LLC, Guggenheim Private Debt Fund 2.0, Ltd., Guggenheim Private Debt Master Fund 2.0, LLC, Guggenheim Private Debt MFLTB 2.0, LLC, NZC Guggenheim Fund LLC, NZC Guggenheim Fund Limited, NZC Guggenheim Master Fund Limited, NZCG Funding Ltd., NZCG Funding 2 Limited, South Dock Funding Limited, NZCG Feeder I, L.P., NZCG Funding 2, LLC, NZCG

Funding LLC, Guggenheim U.S. Loan Fund, Guggenheim U.S. Loan Fund II, Guggenheim U.S.

Loan Fund III, Guggenheim Opportunistic U.S. Loan and Bond Fund IV, GFI Fund, and GHY Fund

(collectively, the "Existing Affiliated Investors").

Filing Dates: The application was filed on September 22, 2017, and amended on November 22,

2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on January 29, 2018, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers,

a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington,

DC 20549-1090. Applicants: Guggenheim and the Fund: 330 Madison Avenue, New York, NY

10017; the Existing Guggenheim Advisers and the Existing Affiliated Investors: 100 Wilshire

Boulevard, 5th Floor, Santa Monica, CA 90401.

FOR FURTHER INFORMATION CONTACT: Hae-Sung Lee, Attorney-Adviser, at (202) 551-

7345 or Robert H. Shapiro, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of

Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Fund is a Delaware statutory trust organized as a closed-end management investment company that has elected to be regulated as a BDC under the Act.[1] The Fund serves as the master fund in a master-feeder structure with three feeder funds and makes investments with the proceeds it receives from the sale of shares of the feeder funds.[2] The Fund's Objectives and Strategies[3] are to provide shareholders with current income, capital preservation and, to a lesser extent, long-term capital appreciation. The Fund invests primarily in large, privately-negotiated loans to private middle market U.S. companies and in opportunities that are originated by various intermediaries where the Fund is able to play a differentiated role gaining outsized allocation, influencing structure, pricing, and fees compared to the broader market (this could include more broadly syndicated assets such as bank loans and corporate bonds). The Fund has a five member Board,[4] of which three members are Independent Trustees.[5]

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[1]   Section 2(a)(48) of the Act defines a "BDC" to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities

[2]   The existing feeder funds are Carey Credit Income Fund - I, Carey Credit Income Fund 2016 T, and Carey Credit Income Fund 2018 T. Any future feeder fund will be created by Guggenheim.

[3]   "Objectives and Strategies" means a Regulated Entity's (as defined below) investment objectives and strategies, as described in the Regulated Entity's registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Entity's reports to shareholders.

[4]   The term "Board" refers to the board of directors or trustees of any Regulated Entity.

[5]   The term "Independent Trustees" refers to the trustees or directors of any Regulated Entity that are not "interested persons" of the Regulated Entity within the meaning of section 2(a)(19) of the Act.

2.   Guggenheim is a Delaware limited liability company and is registered as an

investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). Guggenheim

serves as the investment adviser to the Fund. Guggenheim also provides administrative services to

the Fund under an administrative services agreement. Guggenheim is part of the investment

management business of Guggenheim Partners LLC, a privately held, global financial services firm.

3.   Each Existing Affiliated Investor is a privately-offered fund that would be an

investment company but for section 3(c)(1) or 3(c)(7) of the Act. An Existing Guggenheim Adviser

serves as the investment adviser to each Existing Affiliated Investor. Each Existing Guggenheim

Adviser is either controlled by Guggenheim or under common control with Guggenheim and is

registered as an investment adviser under the Advisers Act.

4.   Applicants seek to supersede the Prior Order[6] to permit one or more Regulated

Entities[7] and/or one or more Affiliated Investors[8] to participate in the same investment opportunities

through a proposed co-investment program (the "Co-Investment Program") where such

participation would otherwise be prohibited under sections 17(d) and 57(a)(4) and the rules under

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[6]   The requested order (the "Order") would supersede an exemptive order issued by the Commission on June 28, 2016 (the "Prior Order") that was granted pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted. *Carey Credit Income Fund, et al.*, Investment Company Act Release Nos. 32138 (June 2, 2016) (notice) and 32164 (June 28, 2016) (order). All existing entities that currently intend to rely on the Order have been named as applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the application.

[7]   "Regulated Entity" means the Fund and any Future Regulated Entity. "Future Regulated Entity" means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC under the Act, (b) whose investment adviser is a Guggenheim Adviser. "Guggenheim Adviser" means any Existing Guggenheim Adviser or any future investment adviser that (i) controls, is controlled by or is under common control with Guggenheim, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity.

[8]   "Affiliated Investors" means the Existing Affiliated Investors and any Future Affiliated Investor. "Future Affiliated Investor" means an entity (a) whose investment adviser is a Guggenheim Adviser and (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

the Act. For purposes of the application, "Co-Investment Transaction" means any transaction in

which a Regulated Entity (or its Wholly-Owned Investment Subsidiary, as defined below)

participated together with one or more other Regulated Entities and/or one or more Affiliated

Investors in reliance on the requested Order or the Prior Order. "Potential Co-Investment

Transaction" means any investment opportunity in which a Regulated Entity (or its Wholly-Owned

Investment Subsidiary) could not participate together with one or more Affiliated Investors and/or

one or more other Regulated Entities without obtaining and relying on the Order.

  5. Applicants state that a Regulated Entity may, from time to time, form a Wholly-

Owned Investment Subsidiary.[9] Such a subsidiary would be prohibited from investing in a Co-

Investment Transaction with any Affiliated Investor because it would be a company controlled by

its parent Regulated Entity for purposes of section 57(a)(4) and rule 17d-1. Applicants request that

each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment

Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment

Subsidiary's participation in any such transaction be treated, for purposes of the requested Order, as

though the parent Regulated Entity were participating directly. Applicants represent that this

treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other

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[9] The term "Wholly-Owned Investment Subsidiary" means an entity (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the "SBA Act"), as a small business investment company (an "SBIC"), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the Regulated Entity's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies that are either substantially the same as, or a subset of, their parent Regulated Entity's Objectives and Strategies. A subsidiary that is an SBIC may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

than serving as a holding vehicle for the Regulated Entity's investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The Regulated Entity's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the Regulated Entity's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity's place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

6. It is anticipated that a Guggenheim Adviser will periodically determine that certain investments the Guggenheim Adviser recommends for a Regulated Entity would also be appropriate investments for one or more other Regulated Entities and/or one or more Affiliated Investors. Such a determination may result in the Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors co-investing in certain investment opportunities. For each such investment opportunity, the Guggenheim Adviser to each Regulated Entity will independently analyze and evaluate the investment opportunity as to its appropriateness for such Regulated Entity taking into consideration the Regulated Entity's Objectives and Strategies.

7. Applicants state that Guggenheim serves as the Fund's investment adviser and administrator and either it or another Guggenheim Adviser will serve in the same capacity to any Future Regulated Entity. Applicants represent that a Guggenheim Adviser will identify and recommend investments for each Regulated Entity and will have the authority to approve or reject all investments proposed for the Regulated Entity.

8.   Applicants state that each Guggenheim Adviser has (or will have, in the case of future advisers) an investment committee through which it will carry out its obligation under condition 1 to make a determination as to the appropriateness of a Potential Co-Investment Transaction for each Regulated Entity. Applicants represent that each Guggenheim Adviser, as a registered investment adviser, has (or will have, in the case of future advisers) developed a robust allocation process that is designed to allocate investment opportunities fairly and equitably among its clients over time. Applicants state that, in the case of a Potential Co-Investment Transaction, the applicable Guggenheim Adviser would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of condition 2(a).

9.   Applicants state that, once the applicable Guggenheim Adviser's investment committee approves a transaction, the Guggenheim Adviser would present the Potential Co-Investment Transaction and proposed allocation to the Regulated Entity's Board for its approval in accordance with the conditions to the application.

10.   If the applicable Guggenheim Adviser to a Regulated Entity determines that a Potential Co-Investment Transaction is appropriate for the Regulated Entity, and one or more other Regulated Entities and/or one or more Affiliated Investors may also participate, the Guggenheim Adviser will present the investment opportunity to the Eligible Trustees[10] of the Regulated Entity prior to the actual investment by the Regulated Entity. As to any Regulated Entity, a Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Trustees of such Regulated Entity within the meaning of section 57(o) of the Act ("Required Majority").[11]

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[10]   "Eligible Trustees" means the trustees or directors of a Regulated Entity that are eligible to vote under section 57(o) of the Act.

[11]   In the case of a Regulated Entity that is a registered closed-end fund, the trustees or directors that

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11.   With respect to the pro rata dispositions and follow-on Investments provided in

conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or follow-on

investment without obtaining prior approval of the Required Majority if, among other things: (i) the

proposed participation of each Regulated Entity and Affiliated Investor in such disposition is

proportionate to its outstanding investments in the issuer immediately preceding the disposition or

follow-on investment, as the case may be; and (ii) each Regulated Entity's Board has approved that

Regulated Entity's participation in pro rata dispositions and follow-on investments as being in the

best interests of the Regulated Entity. If the Board does not so approve, any such disposition or

follow-on investment will be submitted to the Regulated Entity's Eligible Trustees. The Board of

any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata

dispositions and follow-on investments with the result that all dispositions and/or follow-on

investments must be submitted to the Eligible Trustees.

12.   No Independent Trustee of a Regulated Entity will have a financial interest in any

Co-Investment Transaction.

13.   Under condition 15, if a Guggenheim Adviser or its principals, or any person

controlling, controlled by, or under common control with the Guggenheim Adviser or its principals,

and any Affiliated Investors (collectively, the "Holders") own in the aggregate more than 25% of

the outstanding voting securities of a Regulated Entity ("Shares"), then the Holders will vote such

Shares as directed by an independent third party when voting on matters specified in the condition.

Applicants believe that this condition will ensure that the Independent Trustees will act

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make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to
section 57(o). As defined in section 57(o), "required majority" means "both a majority of a business
development company's directors or general partners who have no financial interest in such
transaction, plan, or arrangement and a majority of such directors or general partners who are not
interested persons of such company."

independently in evaluating the Co-Investment Program, because the ability of the Guggenheim

Adviser or its principals to influence the Independent Trustees by a suggestion, explicit or implied,

that the Independent Trustees can be removed will be limited significantly. Applicants represent

that the Independent Trustees shall evaluate and approve any such independent third party, taking

into account its qualifications, reputation for independence, cost to the shareholders, and other

factors that they deem relevant.

Applicants' Legal Analysis:

      1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit participation by a

registered investment company and an affiliated person in any "joint enterprise or other joint

arrangement or profit-sharing plan," as defined in the rule, without prior approval by the

Commission by order upon application. Section 17(d) of the Act and rule 17d-1 under the Act are

applicable to Regulated Entities that are registered closed-end investment companies. Similarly,

with regard to BDCs, section 57(a)(4) of the Act makes it unlawful for any person who is related to

a BDC in a manner described in section 57(b), acting as principal, knowingly to effect any

transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and

several participant with that person in contravention of rules as prescribed by the Commission.

Because the Commission has not adopted any rules expressly under section 57(a)(4),

section 57(i) provides that the rules under section 17(d) applicable to registered closed-end

investment companies (*e.g*., rule 17d-1) are, in the interim, deemed to apply to transactions subject

to section 57(a). Rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person

who is related to a BDC in a manner described in section 57(b), as modified by rule 57b-1, from

acting as principal, from participating in, or effecting any transaction in connection with, any joint

enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2.	In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.	Applicants submit that each Regulated Entity may be deemed to be an "affiliated person" of each other Regulated Entity within the meaning of section 2(a)(3) of the Act. Applicants state that the Regulated Entities, by virtue of each having a Guggenheim Adviser, may be deemed to be under common control, and thus affiliated persons of each other under section 2(a)(3)(C) of the Act. Section 17(d) and section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively. Thus, a Guggenheim Adviser and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by sections 17(d) and 57(b) and therefore prohibited by sections 17(d) and 57(a)(4) and rule 17d-1 from participating in the Co-Investment Program. Applicants further submit that, because the Guggenheim Advisers are "affiliated persons" of other Guggenheim Advisers, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

4.   Applicants state that they expect that that co-investment in portfolio companies by a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity.

5.   Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions or follow-on investments, as described in the conditions), and other protective conditions set forth in the application, will ensure that each Regulated Entity will be treated fairly. Applicants state that each Regulated Entity's participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants further state that the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors and do not involve overreaching by any person concerned, including Guggenheim.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time a Guggenheim Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Entity that falls within a Regulated Entity's then-current Objectives and Strategies, the Guggenheim Adviser to the Regulated Entity will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity's then-current circumstances.

2.   a.   If the Guggenheim Adviser to a Regulated Entity deems participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Guggenheim Adviser will then determine an appropriate level of investment for such Regulated Entity.

b.   If the aggregate amount recommended by the Guggenheim Adviser to a

Regulated Entity to be invested by the Regulated Entity in the Potential Co-Investment Transaction,

together with the amount proposed to be invested by the other participating Regulated Entities and

Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment

opportunity, the amount of the investment opportunity will be allocated among the Regulated

Entities and such Affiliated Investors, pro rata based on each participant's Available Capital[12] for

investment in the asset class being allocated, up to the amount proposed to be invested by each.

The Advisers to each participating Regulated Entity will provide the Eligible Trustees of each

participating Regulated Entity with information concerning each participating party's Available

Capital to assist the Eligible Trustees with their review of the Regulated Entity's investments for

compliance with these allocation procedures.

c.   After making the determinations required in conditions 1 and 2(a) above, the

Advisers to the Regulated Entity will distribute written information concerning the Potential Co-

Investment Transaction, including the amount proposed to be invested by each Regulated Entity and

any Affiliated Investor, to the Eligible Trustees of each participating Regulated Entity for their

consideration. A Regulated Entity will co-invest with one or more other Regulated Entities and/or

an Affiliated Investor only if, prior to the Regulated Entities' and the Affiliated Investors'

participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

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[12]   "Available Capital" means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor's directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(a)   the interests of the Regulated Entity's shareholders; and

(b)   the Regulated Entity's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that if another Regulated Entity or Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

(a)   the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

(b)   the Guggenheim Adviser to the Regulated Entity agree to, and do, provide periodic reports to the Regulated Entity's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(c)   any fees or other compensation that any other Regulated

Entity or any Affiliated Investor or any affiliated person of any other Regulated

Entity or an Affiliated Investor receives in connection with the right of one or more

Regulated Entities or Affiliated Investors to nominate a director or appoint a board

observer or otherwise to participate in the governance or management of the

portfolio company will be shared proportionately among the participating Affiliated

Investors (who may, in turn, share their portion with their affiliated persons) and any

participating Regulated Entity in accordance with the amount of each party's

investment; and

(iv)   the proposed investment by the Regulated Entity will not benefit the

Guggenheim Adviser, any other Regulated Entity or the Affiliated Investors or any affiliated

person of any of them (other than the parties to the Co-Investment Transaction), except (A)

to the extent permitted by condition 13, (B) to the extent permitted under sections 17(e) and

57(k) of the Act, as applicable, (C) in the case of fees or other compensation described in

condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by

one of the parties to the Co-Investment Transaction.

3.   Each Regulated Entity will have the right to decline to participate in any Potential

Co-Investment Transaction or to invest less than the amount proposed.

4.   The Guggenheim Adviser will present to the Board of each Regulated Entity, on a

quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of

the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell

within the Regulated Entity's then-current Objectives and Strategies that were not made available to

the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for follow-on investments made in accordance with condition 8,[13] a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity or an Affiliated Investor or any affiliated person of another Regulated Entity or an Affiliated Investor is an existing investor.

6.   A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Investor. The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity itself, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7.   a.   If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the Guggenheim Adviser will:

        (i)   notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

        (ii)   formulate a recommendation as to participation by each Regulated Entity in the disposition.

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[13]   This exception applies only to follow-on investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

b. Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

c. A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Regulated Entity's Board has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Regulated Entity's Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Guggenheim Adviser will provide its written recommendation as to the Regulated Entity's participation to the Eligible Trustees, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity's best interests.

d. Each Regulated Entity and each Affiliated Investor will bear its own expenses in connection with the disposition.

8. a. If any Regulated Entity or Affiliated Investor desires to make a "follow-on investment" (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by the Regulated Entity and the Affiliated Investor in a Co-Investment Transaction, the Advisers will:

(i) notify each Regulated Entity of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Regulated Entity.

b.   A Regulated Entity may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Regulated Entity's Board has approved as being in the best interests of such Regulated Entity the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Guggenheim Adviser will provide its written recommendation as to such Regulated Entity's participation to the Eligible Trustees, and the Regulated Entity will participate in such follow-on investment solely to the extent that the Required Majority determines that it is in such Regulated Entity's best interests.

c.   If, with respect to any follow-on investment:

(i)   the amount of a follow-on investment is not based on the Regulated Entities' and the Affiliated Investors' outstanding investments immediately preceding the follow-on investment; and

(ii)   the aggregate amount recommended by the Guggenheim Adviser to be invested by the Regulated Entity in the follow-on investment, together with the amount proposed to be invested by the other participating Regulated Entities and the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant's Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.   The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the application.

9.   The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Entity will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under section 57(f).

11.   No Independent Trustee of a Regulated Entity will also be a trustee, director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any Affiliated Investor.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) shall, to the extent not payable by the Guggenheim Advisers under their respective advisory agreements with the Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the

Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding brokers' fees contemplated by section 17(e) or 57(k) of the Act, as applicable)[14] received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Investors on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by a Guggenheim Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Guggenheim Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Investors based on the amount they invest in the Co-Investment Transaction. None of the other Regulated Entities, Affiliated Investors, the Guggenheim Advisers nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Guggenheim Advisers, investment advisory fees paid in accordance with the Regulated Entities' and the Affiliated Investors' investment advisory agreements).

14.   If the Holders own in the aggregate more than 25 percent of the shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or

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[14]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

15.   Each Regulated Entity's chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Entity's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary